Exhibit 10.10

Confidential

Revised October 11, 2018

Ivan Tornos

Dear Ivan:

It is a pleasure to offer you the position of Group, President Orthopedics of Zimmer Biomet Holdings, Inc. (Zimmer Biomet or the Company) reporting to me.  In this role, you will be paid an initial biweekly salary of $26,923.08, which is $700,000 annualized.  Your start date will be November 1, 2018.

We have received the approval of the Compensation and Management Development Committee of the Board of Directors of Zimmer Biomet (Compensation Committee) of your compensation package as President of Global Orthopaedics.  We expect that this role will be designated as a Section 16 Officer by the Board of Directors, as described more fully below. The Board will take separate action to officially make that designation.

Annual Merit Adjustment

Zimmer Biomet’s annual merit review process involves base pay adjustments consistent with job performance.  Merit adjustments are based on performance during the calendar year.  You will be eligible for a merit increase beginning in 2020.

Executive Performance Incentive Plan (EPIP)

You will be eligible to participate in the 2018 EPIP upon your hire date.  Your target bonus incentive will be 90% of your eligible earnings (which will consist primarily of base salary payments) for the year.

Your bonus payout under the EPIP will be based 90% on financial Corporate metric group results and 10% on evaluated accomplishment of your individual goals and objectives.  The metrics include Consolidated Operating Earnings (35%), Consolidated Revenue (35%), Consolidated Free Cash Flow (10%) and Adjusted Earnings per Share (20%).  Your 2018 bonus will be prorated for a partial year of service by applying the earned bonus percentage to your eligible Zimmer Biomet earnings for the year. Your 2019 financial metric group will be re-evaluated given your role in the organization.

You must remain employed by Zimmer Biomet at the time of bonus payout to be eligible to receive any bonus for the prior calendar year.  Payout will occur around March of the year following the year for which the bonus is paid.

Your estimated annualized Total Cash Compensation is $1,330,000.

Page 1 – October 11, 2018

2019 Long-Term Incentive (LTI) Plan Award

For 2019, your estimated LTI grant date fair value in this role will be approximately $2,300,000.

Zimmer Biomet LTI Plan grants currently have two components:

•	Stock options and
•	Performance-based Restricted Stock Units (PRSUs).

This LTI structure offers participants a diversified award of 50% stock options and 50% PRSUs that can provide more consistent value than an award of stock options alone.  Further, we believe this structure helps the Company remain competitive within the global labor market and creates a compelling and valuable long-term incentive for participants.  For 2019 we anticipate two Company performance metrics for the PRSUs, with payouts determined based 50% on Zimmer Biomet’s relative total shareholder return against the S&P 500 Health Care Index constituents and 50% on Zimmer Biomet’s constant currency revenue growth.

LTI grant values are based upon our compensation philosophy, which is reviewed annually by the Compensation Committee and adjusted as warranted.  We will provide additional details and information on this PRSU design in or around March 2019. After reviewing performance metrics, equity award types and value mix to finalize terms of the 2019 annual grant, we will communicate Compensation Committee determinations. Thereafter, applicable performance metrics, equity award types and value mix will remain subject to annual review and approval by the Compensation Committee.

We anticipate the grant date of the 2019 award will be in or around March 2019, subject to the Compensation Committee's approval. Please keep in mind that your job responsibilities, performance against your goals and objectives, the overall financial results of the Company and peer group / market compensation practices also impact LTI grant values each year.

Your estimated annualized total direct compensation is $3,630,000.

Former Employer Bonus Forfeiture

Since you will forfeit eligibility to receive a bonus payment for this fiscal year from your current employer due to your separation to accept this role with Zimmer Biomet, we will pay you a one-time bonus forfeiture amount to approximate your foregone bonus at your former company. We estimate your bonus forfeiture at $163,000.  Please provide the appropriate documentation to support this amount as soon as you are able.  Upon acceptance of the documentation and your commencement of employment, we will process payment within 60 days of your start date.  This bonus forfeiture payment will not be included as income for purposes of calculating any other bonus or determining compensation for any benefit plan purposes, and will be subject to applicable tax withholdings.  As a condition of payment, you must agree by your signature below that you will repay to Zimmer Biomet the entire gross amount paid to you if you voluntarily leave employment with Zimmer Biomet prior to the one-year anniversary of the payment date.

Page 2 – October 11, 2018

Sign-On and Equity Replacement Grants

In connection with your commencement of employment, Zimmer Biomet will provide you a one-time long-term incentive grant with a grant date fair value of approximately $3,500,000. This will consist of (1) a sign-on/inducement equity grant with a grant date fair value of approximately $1,000,000; and (2) an equity replacement grant with a grant date fair value of approximately $2,500,000, subject to Zimmer Biomet’s receipt of appropriate documentation to substantiate the value of the equity being replaced, including vesting schedule and type of equity vehicle.

•

The sign-on/inducement equity grant ($1,000,000 grant date fair value) will consist of 50% stock options and 50% time-vested restricted stock units (RSUs), based on the grant date fair value of such awards.  The grant date will be the first business day of the month following your commencement of employment.  The stock options will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, assuming your continued employment with Zimmer Biomet, and will expire on the tenth anniversary of the grant date.  The RSUs will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, again assuming your continued employment with Zimmer Biomet.

•

The equity replacement grant ($2,500,000 grant date fair value) will be divided into three grants, one with a grant date fair value of $850,000, another one with a grant date fair value of $700,000 and the final one with a grant date fair value of $950,000.

➢

The $850,000 grant will consist of 50% stock options and 50% time-vested RSUs, based on the grant date fair value of such awards.  The grant date will be the first business day of the month following your commencement of employment.  The stock options will vest at the rate of 25% per year over four years, beginning on the first anniversary of the grant date assuming your continued employment with Zimmer Biomet, and will expire on the tenth anniversary of the grant date.  The RSUs will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, again assuming your continued employment with Zimmer Biomet.

➢

The $700,000 grant will consist of 100% time-vested RSUs, based on the grant date fair value of such award. The RSUs will vest at the rate of 25% per year over four years beginning on the first anniversary of the grant date, again assuming your continued employment with Zimmer Biomet. The grant date will be the first business day of the month following your commencement of employment.

➢

The $950,000 grant will consist of 100% time-vested RSUs, based on the grant date fair value of such award. This award will vest in five months, subject to continued employment with Zimmer Biomet. The grant date will be the first business day of the month following your commencement of employment.

All equity awards (including the sign-on and equity replacement grants and the 2019 Long-Term Incentive Plan Award described above) are subject to the terms and conditions of the 2009

Page 3 – October 11, 2018

Stock Incentive Plan, as amended from time to time; award agreements; and your execution of a non-disclosure, intellectual property and restrictive covenant agreement in the form provided by the Company.

Former Employer Repayment Obligations

It is our understanding that upon your resignation you will owe your former employer approximately $600,000. We understand this amount is from relocation expenses related to your expat assignment, retention cash payments over three years and cash payments from the expat assignment. Please provide the appropriate documentation to support the amount owed to your former employer.  Upon Zimmer Biomet’s receipt and acceptance of the documentation and your commencement of employment, we will process payment within 60 days of your start date and will either reimburse you or send payment to your former employer directly.  Again, this is subject to Zimmer Biomet’s receipt and acceptance of documentation to support the payment.  This payment will not be included as income for purposes of calculating any other bonus or determining compensation for any benefit plan purposes, and will be subject to applicable tax withholdings.  As a condition of payment, you must agree by your signature below that you will repay to Zimmer Biomet the entire gross amount paid to you (or to your former employer) if you voluntarily leave employment with Zimmer Biomet prior to the two-year anniversary of the final payment date.

U.S. Deferred Compensation Plan

As a member of our Zimmer Biomet Leadership Team, you will be eligible to participate in the Zimmer Biomet Deferred Compensation Plan.

The Deferred Compensation Plan offers:

•	Savings opportunities through voluntary deferrals and Company matching contributions;
•	Pre-tax earnings to help your account grow faster; and
•	In-service distribution options to help you plan for future events.

Key features include:

•	The ability to defer up to 50% of your base salary and up to 95% of your annual bonus.
•	Matching contributions of 100% of your contribution up to a maximum of 6% of base salary and bonus, minus 401(k) matching contributions.

Change In Control (CIC) Severance Agreement

In your role, you will be offered a CIC Severance Agreement, subject to your execution of the enclosed non-disclosure, intellectual property and restrictive covenant agreement. The CIC Severance Agreement would provide you an enhanced severance benefit opportunity for a period of time following a change in control of Zimmer Biomet should your employment be terminated by the Company without cause or by you for good reason, both as defined in the agreement. Once you return the enclosed non-disclosure, intellectual property and restrictive covenant agreement, we will prepare the CIC Severance Agreement along with a cover memo outlining the benefits under the agreement. Your continued eligibility for potential CIC severance benefits in the event of a change in control would be in accordance with the terms of the agreement.

Page 4 – October 11, 2018

Executive Severance Plan

In your role, you will be eligible to participate in our Executive Severance Plan.  As an eligible Leadership Team member, in the event of your involuntary separation from employment without cause as defined under the plan, your severance benefit offer would include the sum of your final base salary and final target bonus, plus 12 months of COBRA premium subsidy (medical and dental) based on your coverage in effect immediately prior to your separation.  Payment would be made in lump-sum form, less applicable tax withholdings, subject to your entering into a general release in the form provided by the Company. There would be no duplication of benefits provided under the CIC Severance Agreement or otherwise.  Your continued eligibility for participation in this plan will be in accordance with the terms of the plan as defined and administered by the Company, taking into account any change in your job Z-grade, role and responsibilities in the Company.

Business Travel

For a period of approximately six months more or less of your start date, your primary work location will be Atlanta, Georgia for business purposes and any business travel to Warsaw, IN (Corporate Headquarters) and/or other company locations will be in accordance with our Global Travel and Entertainment Policy, as amended from time to time.

Relocation Assistance

Zimmer Biomet will assist you with your relocation from Atlanta to the Connecticut area by paying for reasonable moving expenses incurred within one year from the start of your employment in accordance with our Relocation Policy for executives at the level of the role we are offering you. Please advise us when you want to begin the relocation process.

Executive Officer (Section 16)

We expect that you will be designated by the Board of Directors as an “officer” of Zimmer Biomet for purposes of Rule 16a-1(f) and as an “executive officer” for purposes of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

As an executive officer, you will be subject to stock ownership guidelines established by the Board of Directors in order to align the interests of executive officers more closely with those of stockholders.  The guidelines will require you to own shares with a value equal to at least three (3) times your base salary.  You will have up to five (5) years to achieve the required level of stock ownership.  Further, every executive officer must obtain clearance prior to selling any shares of Company common stock, in part to ensure that all officers remain in compliance with the stock ownership guidelines. This stock ownership guidelines are subject to annual review by the Compensation Committee.

Section 409A

To the extent that any payments or benefits under this letter are deemed to be subject to Section 409A of the Internal Revenue Code, this letter will be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409A. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of

Page 5 – October 11, 2018

employment unless such termination is also a “separation from service” within the meaning of Section 409A. Nothing in this letter shall be construed as a guarantee by the Company of any particular tax effect.  The Company shall not be liable to you for any tax, penalty, or interest imposed on any amount paid or payable hereunder by reason of Section 409A, or for reporting in good faith any payment made under this letter as an amount includible in gross income under Section 409A.

Contractual Obligations

It is our understanding that you do not have any contractual obligations (such as a non-competition or non-solicitation agreement) with a former or current employer that you would violate by accepting this role.  If our understanding is incorrect, please notify me immediately.  If you have a confidentiality obligation with a former or current employer, it is your responsibility to refrain from using or disclosing confidential information.  If you have any questions about this responsibility, please let us know.

Benefits

Zimmer Biomet provides a competitive benefits program, with many of the benefits effective on your first day of active employment. Once you begin employment, you will receive an enrollment package from Zimmer Biomet Benefits Services (“ZBS”), Zimmer Biomet’s group benefits services administrator, regarding your medical, dental, and other group benefits.  In addition, you will receive an enrollment package for our 401(k) plan, the Zimmer Biomet Holdings, Inc. Savings and Investment Program, from Fidelity, our 401(k) services administrator.  If you do not receive these mailings within two weeks of your hire date, please contact Zimmer Biomet Benefit Services at 1-877-588-0933 or Fidelity at 1-800-835-5095. You must enroll in the various medical plans within 31 days of your start date.

Conditions of Offer

As a condition of and in consideration for employment with Zimmer Biomet, you must accept and sign the enclosed non-disclosure, intellectual property and restrictive covenant agreement. Our offer of employment is also contingent upon receipt of satisfactory background check and drug screen results, subject to Zimmer Biomet’s policies.  After you have accepted this offer, you will be contacted to schedule the time and location of the drug screen.  Zimmer Biomet considers the result to be an employment record and, while Zimmer Biomet maintains the confidentiality of this record, it is not considered protected health information under HIPAA privacy rules.

Conflicts of Interest Policy and Reporting Requirements

Prior to commencing employment you must, in accordance with the Company’s Conflicts of Interest Policy, disclose any Close Personal Relationship you have with any Company employee if: (1) one of the two of you would be in the reporting line of the other; (2) one of you would act as the other’s supervisor, manager or lead, whether or not the two of you would share a formal reporting line; (3) one of you is in a corporate gatekeeping function (e.g., Legal, Compliance, Finance, Internal Audit, Human Resources, Trade Compliance); or (4) one of you is on the Leadership Team or otherwise is or would be in a Senior Vice President or higher role. You must also disclose to Human Resources any such Close Personal Relationship with a leased staff person assigned to work for Zimmer Biomet or with a Zimmer Biomet contractor.

Page 6 – October 11, 2018

You must also disclose any Close Personal Relationship or other potential conflict (e.g., a non-Zimmer Biomet business relationship) that you have with any Healthcare Professionals or other Public Officials, or any other potential conflicts (e.g., ownership or investment in a Zimmer Biomet supplier or business partner) that might interfere or appear to interfere with your employment with Zimmer Biomet.  Human Resources and/or Compliance will determine whether the disclosed relationship poses an actual or potential conflict of interest, and if so, what will be done to address the conflict.

For purposes of this policy, a “Close Personal Relationship” is defined as a parent, sibling, child, grandparent, or grandchild, whether by birth or adoption; a similar step- and half- relative or in-law; a spouse or domestic partner; or an individual with whom the Team Member is involved in a romantic and/or sexual relationship.  Additionally, for purposes of this policy, a “Healthcare Professional” is defined as an individual, entity, or employee of such entity, within the continuum of care of a patient, which may purchase, lease, recommend, use, prescribe, or arrange for the purchase or lease of Zimmer Biomet products and services.  For purposes of this policy, a Public Official is defined as any officer, agent, or employee or any person acting for or on behalf of:  (1) a government, including any legislative, administrative, or judiciary branch of such government; (2) any department, agency, or instrumentality of a government, including wholly or majority state-owned or controlled enterprises; (3) any public international organization, such as the United Nations or World Health Organization; (4) a political party (including the political party itself); or (5) any candidate for political office.

General Information and Additional Enclosures

Zimmer Biomet is a federal contractor subject to Section 503 of the Rehabilitation Act of 1973 and as such, we are required to extend to applicants post-offer invitations to identify themselves as individuals with disabilities or as disabled veterans, Vietnam-era veterans, or recently-separated veterans.  Providing this information is voluntary, and any information provided in response to this invitation will be kept confidential in accordance with the law.  Failure or refusal to provide this information will not have an adverse effect on your employment.  This information will be used only for legal purposes.

The Immigration Reform and Control Act of 1986 requires that employers verify the legal status of all individuals beginning employment.  This verification process is accomplished by reviewing certain types of documents to establish identity and legal authorization to work in the United States.  Enclosed is Form I-9, which lists the documents you may provide for verification of employment eligibility and for proof of birth date.  Please review this list and be prepared to provide the applicable original document(s) after you accept this employment offer and no later than the third day of your employment.

Zimmer Biomet's core business hours are 8 a.m. to 5 p.m. Dress is casual, unless otherwise designated based on business needs and interests.

Please note that all benefits are subject to the terms and conditions of the plan document or insurance policy, as amended from time to time. If there is any discrepancy between this letter and the plan documents, the plan documents will govern. While Zimmer Biomet intends to

Page 7 – October 11, 2018

continue benefits referenced in this offer, we reserve the right to change or discontinue them at any time for any reason.

This letter does not create or constitute a contract of employment between you and Zimmer Biomet.  Employment with Zimmer Biomet is “at will,” which means that either you or Zimmer Biomet may terminate the employment relationship at any time for any reason, with or without cause or notice.

We are very excited to have you join us and are looking forward to receiving your signed offer letter.  We believe you will make a valuable contribution and find your career with Zimmer Biomet challenging and rewarding.

CONFIRMATION OF ACCEPTANCE

Please indicate your acceptance of this offer by signing below and returning the signed letter to me by Friday, October 12, 2018. If you wish, you may return the signed letter in scanned form via email to dennis.cultice@zimmerbiomet.com, followed by hard copy.  At the same time, please also return your signed non-disclosure, intellectual property and restrictive covenant agreement.

This written offer voids and supersedes any previous written or oral employment offers.

Sincerely,

/s/ Bryan C. Hanson

Bryan C. Hanson

President and Chief Executive Officer

Accepted:

/s/ Ivan Tornos11-5-2018

__________________________________________________________________

Ivan Tornos  Date

Enclosure: Non-disclosure, intellectual property and restrictive covenant agreement

Page 8 – October 11, 2018